EXHIBIT 99.1

ADC Therapeutics Appoints Jose Carmona as Chief Financial Officer

LAUSANNE, Switzerland, December 19, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced the appointment of Jose “Pepe” Carmona as Chief Financial Officer (CFO), effective December 19, 2022. He will serve on the Company’s executive leadership team and succeeds Jenn Creel, who is leaving to pursue other opportunities.

“We warmly welcome Pepe to ADC Therapeutics. As we enter the next phase of growth, I am confident that his extensive financial background, deep capital markets experience and proven leadership in the pharmaceutical industry will help drive our corporate objectives and deliver long-term value for shareholders,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “We would like to sincerely thank Jenn Creel for her many contributions to the Company, including building and leading the financial organization through multiple stages of our evolution.”

Mr. Carmona is a seasoned CFO with over 20 years of leadership, commercial and partnership experience in the pharmaceutical industry, both in the U.S. and internationally. He most recently served as CFO of Rubius Therapeutics where he was responsible for all financial functions as well as business development, investor relations, information technology and procurement. Mr. Carmona helped capitalize the company through both dilutive and non-dilutive financing vehicles and brought the organization from a research-stage company to a clinical-stage company. Prior to joining Rubius, Mr. Carmona was the CFO of Radius Health and Innocoll. During his 12 years at Novartis, Mr. Carmona held financial management positions with increasing responsibilities in various divisions and geographies, including CFO Alcon for Europe, Middle East and Africa. He currently serves on the board of directors of HotSpot Therapeutics and Senda Biosciences.

“I am thrilled to join ADC Therapeutics, especially at this exciting point in the Company’s evolution,” said Mr. Carmona. “I believe the Company possesses great potential with its industry-leading expertise and a robust pipeline of innovative assets. I welcome the opportunity to collaborate with my new colleagues and contribute to our mission of delivering transformative treatment options to people with cancer.”

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company helping to improve the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Loshbaugh

ADC Therapeutics

Amanda.Loshbaugh@adctherapeutics.com
+1 917-288-7023

Media

Mary Ann Ondish

ADC Therapeutics

maryann.ondish@adctherapeutics.com

+1 914-552-4625